--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                  ORCAD, INC.
                           (Name of Subject Company)

                          CADENCE DESIGN SYSTEMS, INC.
                          CDSI ACQUISITION CORPORATION
                                   (Bidders)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                  685568 10 7
                     (CUSIP Number of class of Securities)

                            ------------------------

                              R.L. SMITH MCKEITHEN
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                          CADENCE DESIGN SYSTEMS, INC.
                         2655 SEELY AVENUE, BUILDING 5
                           SAN JOSE, CALIFORNIA 95134
                                  408-943-1234

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidder)

                                   COPIES TO:

                                ANDREW E. BOGEN
                          GIBSON, DUNN & CRUTCHER LLP
                             333 SOUTH GRAND AVENUE
                             LOS ANGELES, CA 90071
                                 (213) 229-7159

                           CALCULATION OF FILING FEE

                   TRANSACTION VALUATION                                        AMOUNT OF FILING FEE
                       $121,177,095*                                                   $24,235

* For purposes of fee calculation only. The total transaction value is based on 9,321,315 shares of common stock (the "Shares"), outstanding as of June 14, 1999 multiplied by the offer price of $13.00 per Share.

    The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934 equals 1/50 of 1% of the value of the Shares to be purchased.

/ / CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULES 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount previously paid:    None             Filing party:  Not Applicable
Form or registration no.:  Not Applicable   Date filed:    Not Applicable

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

CUSIP NO. 685568 10 7                   14D-1                  Page 2 of 8 Pages

--------------------------------------------------------------------------------

1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Cadence Design Systems, Inc.
--------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) / /

                                                                         (b) / /
--------------------------------------------------------------------------------

3.  SEC USE ONLY

--------------------------------------------------------------------------------

4.  SOURCE OF FUNDS:

    WC, BK
--------------------------------------------------------------------------------

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) OR 2(f)

                                                                             / /
--------------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------

7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,621,399 Shares(1)
--------------------------------------------------------------------------------

8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                                                                             / /
--------------------------------------------------------------------------------

9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

    38.85%(1)
--------------------------------------------------------------------------------

10. TYPE OF REPORTING PERSON

    CO
--------------------------------------------------------------------------------

(1) Cadence Design Systems, Inc. ("Cadence") does not directly own any Shares. The 3,621,399 Shares are comprised of the following:

    (a) 1,758,068 Shares in the aggregate which are the subject of the Stockholders Agreement dated June 14, 1999 (the "Stockholders Agreement") which Cadence and CDSI Acquisition Corporation ("Purchaser") have entered into with the following stockholders of the Company: Wolfram H. Blume, David Nierenberg, The D3 Family Fund, L.P. and Michael F. Bosworth (the "Tendering Stockholders"). Pursuant to the Stockholders Agreement, upon the terms and subject to the conditions therein, each Tendering Stockholder has agreed to tender to Purchaser all Shares beneficially owned by such Tendering Stockholder, has granted to Purchaser an option to purchase such Shares under certain specified circumstances, has agreed to vote such Shares in favor of approval of the Merger Agreement and the transactions contemplated thereby and has granted an irrevocable proxy to Purchaser with respect to such Shares. As a result, Cadence holds voting power with respect to such shares.

    (b) 1,863,331 Shares are the subject of a Stock Option Agreement between Cadence, the Purchaser and the Company pursuant to which Cadence has the option to purchase up to 1,863,331 shares of Company Common Stock at an exercise price of $13.00 per share under certain specified circumstances. Although not presently exercisable, such option is exercisable upon a termination of the Merger Agreement in a manner that would entitle Cadence to receive the Termination Fee (as defined in the Merger Agreement).

CUSIP NO. 685568 10 7                   14D-1                  Page 3 of 8 Pages

--------------------------------------------------------------------------------

1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    CDSI Acquisition Corporation
--------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) / /

                                                                         (b) / /
--------------------------------------------------------------------------------

3.  SEC USE ONLY

--------------------------------------------------------------------------------

4.  SOURCE OF FUNDS:

    AF
--------------------------------------------------------------------------------

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) OR 2(f)

                                                                             / /
--------------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------

7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,621,399 Shares(2)
--------------------------------------------------------------------------------

8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                                                                             / /
--------------------------------------------------------------------------------

9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

    38.85%(2)
--------------------------------------------------------------------------------

10. TYPE OF REPORTING PERSON

    CO
--------------------------------------------------------------------------------

(2) Purchaser does not directly own any Shares. As set forth in footnote 1 above, the 3,621,399 Shares are the subject of the Stockholders Agreement and the Stock Option Agreement.

                                  INTRODUCTION

    This Tender Offer Statement on Schedule 14D-1 (this "Statement") relates to the offer by CDSI Acquisition Corporation, a Delaware corporation ("Purchaser"), and a wholly-owned subsidiary of Cadence Design Systems, Inc., a Delaware corporation ("Cadence"), to purchase all outstanding shares of common stock, $.01 par value (the "Shares"), of OrCAD, Inc., a Delaware corporation (the "Company"), at a price of $13.00 per Share, net to Seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 18, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 14, 1999, by and among Cadence, Purchaser and the Company (the "Merger Agreement"), which provides, among other things, that no later than the second business day after the satisfaction or, if permissible, waiver of the conditions set forth therein (including, without limitation, the purchase of Shares pursuant to the Offer), Purchaser will be merged with and into the Company (the "Merger"). The Company will be the surviving corporation and a wholly-owned subsidiary of Cadence upon completion of the Merger. Upon consummation of the Merger, each issued Share that is outstanding immediately prior to the Merger (except for (i) Shares owned by the Company or Cadence, or by any subsidiary of the Company or Cadence or (ii) Shares held by a stockholder who has demanded and perfected such stockholder's demand for appraisal of such stockholder's Shares in accordance with the Delaware General Corporation Law) will be converted automatically into the right to receive the amount paid per Share in the Offer, in cash, without interest, upon surrender of the certificate representing the Share.

    The information contained in this Statement concerning the Company, including, without limitation, information concerning the deliberations, approvals and recommendations of the Board of Directors of the Company in connection with the transaction, the opinion of the financial advisor to such Board of Directors, and the Company's capital structure and financial information, was supplied by the Company. Neither Purchaser nor Cadence takes any responsibility for the accuracy of such information.

ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION

    (a) The name of the subject company is OrCAD, Inc., which is a Delaware corporation that has its principal executive offices at 9300 S.W. Nimbus Avenue, Beaverton, Oregon, 97008.

    (b) The class of equity securities being sought is the Company's common stock. The information set forth in the Offer to Purchase under the caption "INTRODUCTION" is incorporated herein by reference.

    (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market set forth in the Offer to Purchase under the caption "THE TENDER OFFER--6. Price Range of the Shares" is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND

    (a)--(d) and (g) This Statement is filed by Purchaser and Cadence. The information concerning the name, state or other place of organization, principal business and address of the principal office of Purchaser and Cadence, and the name, age, business address, present principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted), material occupations, positions, offices or employment during the last five years and citizenship of each of the executive officers and directors of Purchaser and Cadence is set forth in the Offer to Purchase under the captions

"INTRODUCTION" and "THE TENDER OFFER--8. Certain Information Concerning Cadence and Purchaser," and in Schedule I to the Offer to Purchase, is incorporated herein by reference.

    (e) and (f) During the last five years, neither Purchaser, Cadence, nor, to the knowledge of Purchaser or Cadence, any person listed in Schedule I to the Offer to Purchase has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS

    (a) The information set forth in the Offer to Purchase under the captions "INTRODUCTION," "THE TENDER OFFER--8. Certain Information Concerning Cadence and Purchaser," and "THE TENDER OFFER--10. Certain Transactions between Cadence and the Company" is incorporated herein by reference.

    (b) The information set forth in the Offer to Purchase under the captions "INTRODUCTION," "THE TENDER OFFER--8. Certain Information Concerning Cadence and Purchaser," "THE TENDER OFFER--10. Certain Transactions between Cadence and the Company," and "THE TENDER OFFER--11. Contacts with the Company; Background of the Offer and the Merger" is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    (a) and (b) The information set forth in the Offer to Purchase under the caption "THE TENDER OFFER--9. Source and Amount of Funds" is incorporated herein by reference.

    (c) Not applicable.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSAL OF THE BIDDER

    (a)--(e) The information set forth in the Offer to Purchase under the captions "INTRODUCTION," "THE TENDER OFFER--12. Purpose of the Offer and The Merger Agreement" and "THE TENDER OFFER--13. The Merger Agreement, the Stock Option Agreement and the Stockholders Agreement" is incorporated herein by reference.

    (f) and (g) The information set forth in the Offer to Purchase under the caption "THE TENDER OFFER--17. Effects of the Offer on the Market for Shares; Nasdaq National Market and Exchange Act Registration" is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

    (a) and (b) The information set forth in the Offer to Purchase under the captions "THE TENDER OFFER--10. Certain Transactions Between Cadence and the Company," "THE TENDER OFFER--12. Purpose of the Offer and The Merger Agreement" and "THE TENDER OFFER-- 13. The Merger Agreement, the Stock Option Agreement and the Stockholders Agreement" is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES

    The information set forth in the Offer to Purchase under the captions "THE TENDER OFFER-- 10. Certain Transactions Between Cadence and the Company," "THE TENDER OFFER--12. Purpose of the Offer and The Merger Agreement" and "THE TENDER OFFER--13. The Merger Agreement, the Stock Option Agreement and the Stockholders Agreement" is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

    The information set forth in the Offer to Purchase under the caption "THE TENDER OFFER-- 20. Fees and Expenses" is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CADENCE

    The information set forth in the Offer to Purchase under the caption "THE TENDER OFFER-- 8. Certain Information Concerning Cadence and Purchaser" is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION

    (a) The information set forth in the Offer to Purchase under the caption "THE TENDER OFFER--12. Purpose of the Offer and The Merger Agreement" and "THE TENDER OFFER--13. The Merger Agreement, the Stock Option Agreement and the Stockholders Agreement" is incorporated herein by reference.

    (b) and (c) The information set forth in the Offer to Purchase under the caption "THE TENDER OFFER--19. Certain Legal Matters; Regulatory Approvals" is incorporated herein by reference.

    (d) The information set forth in the Offer to Purchase under the caption "THE TENDER OFFER--17. Effects of the Offer on the Market for Shares; Nasdaq National Market and Exchange Act Registration" is incorporated herein by reference.

    (e) The information set forth in the Offer to Purchase under the caption "THE TENDER OFFER--21. Miscellaneous" is incorporated herein by reference.

    (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, to the extent not otherwise incorporated by reference, is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS

    (a)(l) Offer to Purchase, dated June 18, 1999

    (a)(2) Letter of Transmittal

    (a)(3) Notice of Guaranteed Delivery

    (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

    (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

    (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

    (a)(7) Form of Summary Advertisement, dated June 18, 1999

    (a)(8) Press Release dated June 15, 1999 issued by Cadence

    (b)(1) Revolving Credit Agreement, dated September 30, 1998, by and between ABN-AMBRO Bank and Cadence (incorporated by reference to Exhibit 10.45 from Cadence's Form 10-Q for the third quarter ended October 3, 1998 (the "1998 Third Quarter Form 10-Q"))

    (b)(2) Amendment, dated October 16, 1998, to the Revolving Credit Agreement, by and between ABN-AMBRO Bank and Cadence (incorporated by reference to Exhibit
10.46 from the 1998 Third Quarter Form 10-Q)

    (c)(1) Agreement and Plan of Merger, dated as of June 14, 1999, by and among the Company, Purchaser and Cadence

    (c)(2) Stock Option Agreement, dated as of June 14, 1999, between the Company, Purchaser and Cadence

    (c)(3) Stockholders Agreement, dated as of June 14, 1999, among the stockholders of the Company listed on Schedule I thereto, Purchaser and Cadence

    (c)(4) Employment Letter, Noncompetition Agreement, and Employee Proprietary Information and Inventions Agreement between Cadence and Michael F. Bosworth (incorporated by reference to Exhibit (c)(5) to the Company's Tender Offer Statement on Schedule 14D-9, dated June 18, 1999).

    (c)(5) Employment Letter, Noncompetition Agreement, and Employee Proprietary Information and Inventions Agreement between Cadence and P. David Bundy (incorporated by reference to Exhibit (c)(6) to the Company's Tender Offer Statement on Schedule 14D-9, dated June 18, 1999).

    (c)(6) Employment Letter, Noncompetition Agreement, and Employee Proprietary Information and Inventions Agreement between Cadence and James M. Plymale (incorporated by reference to Exhibit (c)(7) to the Company's Tender Offer Statement on Schedule 14D-9, dated June 18, 1999).

    (c)(7) Employment Letter, Noncompetition Agreement, and Employee Proprietary Information and Inventions Agreement between Cadence and William E. Cibulsky (incorporated by reference to Exhibit (c)(8) to the Company's Tender Offer Statement on Schedule 14D-9, dated June 18, 1999).

    (c)(8) Employment Letter, Noncompetition Agreement, and Employee Proprietary Information and Inventions Agreement between Cadence and Stuart A. Harrington (incorporated by reference to Exhibit (c)(9) to the Company's Tender Offer Statement on Schedule 14D-9, dated June 18, 1999).

    (c)(9) Employment Letter, Noncompetition Agreement, and Employee Proprietary Information and Inventions Agreement between Cadence and Philip J. Kilcoin (incorporated by reference to Exhibit (c)(10) to the Company's Tender Offer Statement on Schedule 14D-9, dated June 18, 1999).

    (c)(10) Employment Letter, Noncompetition Agreement, and Employee Proprietary Information and Inventions Agreement between Cadence and Graham K. Sheldon (incorporated by reference to Exhibit (c)(11) to the Company's Tender Offer Statement on Schedule 14D-9, dated June 18, 1999).

    (c)(11) Employment Letter, Noncompetition Agreement, and Employee Proprietary Information and Inventions Agreement between Cadence and Donald G. Tannenbaum (incorporated by reference to Exhibit (c)(12) to the Company's Tender Offer Statement on Schedule 14D-9, dated June 18, 1999).

    (d)  None

    (e)  Not applicable

    (f)  None

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 18, 1999            CDSI ACQUISITION CORPORATION

                                By:              /s/ WILLIAM PORTER
                                     -----------------------------------------
                                                   William Porter
                                       SENIOR VICE PRESIDENT, CHIEF FINANCIAL
                                                      OFFICER
                                              AND ASSISTANT SECRETARY

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 18, 1999            CADENCE DESIGN SYSTEMS, INC.

                                By:           /s/ R.L. SMITH MCKEITHEN
                                     -----------------------------------------
                                                R.L. Smith McKeithen
                                       SENIOR VICE PRESIDENT, GENERAL COUNSEL
                                                   AND SECRETARY

                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER    EXHIBIT INDEX
---------  --------------------------------------------------------------------------------------------------------
 (a)(l)    Offer to Purchase, dated June 18, 1999

 (a)(2)    Letter of Transmittal

 (a)(3)    Notice of Guaranteed Delivery

 (a)(4)    Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

 (a)(5)    Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

 (a)(6)    Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

 (a)(7)    Form of Summary Advertisement, dated June 18, 1999

 (a)(8)    Press Release dated June 15, 1999 issued by Cadence

 (b)(1)    Revolving Credit Agreement, dated September 30, 1998, by and between ABN-AMBRO Bank and Cadence
             (incorporated by reference to Exhibit 10.45 from the 1998 Third Quarter Form 10-Q)

 (b)(2)    Amendment, dated October 16, 1998, to the Revolving Credit Agreement, by and between ABN-AMBRO Bank and
             Cadence (incorporated by reference to Exhibit 10.46 from the 1998 Third Quarter Form 10-Q)

 (c)(1)    Agreement and Plan of Merger, dated as of June 14, 1999, by and among the Company, Purchaser and Cadence

 (c)(2)    Stock Option Agreement, dated as of June 14, 1999, between the Company, Purchaser and Cadence

 (c)(3)    Stockholders Agreement, dated as of June 14, 1999, among the stockholders of the Company listed on
             Schedule I thereto, Purchaser and Cadence

 (c)(4)    Employment Letter, Noncompetition Agreement, and Employee Proprietary Information and Inventions
             Agreement between Cadence and Michael F. Bosworth (incorporated by reference to Exhibit (c)(5) to the
             Company's Tender Offer Statement on Schedule 14D-9, dated June 18, 1999).

 (c)(5)    Employment Letter, Noncompetition Agreement, and Employee Proprietary Information and Inventions
             Agreement between Cadence and P. David Bundy (incorporated by reference to Exhibit (c)(6) to the
             Company's Tender Offer Statement on Schedule 14D-9, dated June 18, 1999).

 (c)(6)    Employment Letter, Noncompetition Agreement, and Employee Proprietary Information and Inventions
             Agreement between Cadence and James M. Plymale (incorporated by reference to Exhibit (c)(7) to the
             Company's Tender Offer Statement on Schedule 14D-9, dated June 18, 1999).

 (c)(7)    Employment Letter, Noncompetition Agreement, and Employee Proprietary Information and Inventions
             Agreement between Cadence and William E. Cibulsky (incorporated by reference to Exhibit (c)(8) to the
             Company's Tender Offer Statement on Schedule 14D-9, dated June 18, 1999).

 (c)(8)    Employment Letter, Noncompetition Agreement, and Employee Proprietary Information and Inventions
             Agreement between Cadence and Stuart A. Harrington (incorporated by reference to Exhibit (c)(9) to the
             Company's Tender Offer Statement on Schedule 14D-9, dated June 18, 1999).

 (c)(9)    Employment Letter, Noncompetition Agreement, and Employee Proprietary Information and Inventions
             Agreement between Cadence and Philip J. Kilcoin (incorporated by reference to Exhibit (c)(10) to the
             Company's Tender Offer Statement on Schedule 14D-9, dated June 18, 1999).

 (c)(10)   Employment Letter, Noncompetition Agreement, and Employee Proprietary Information and Inventions
             Agreement between Cadence and Graham K. Sheldon (incorporated by reference to Exhibit (c)(11) to the
             Company's Tender Offer Statement on Schedule 14D-9, dated June 18, 1999).

 (c)(11)   Employment Letter, Noncompetition Agreement, and Employee Proprietary Information and Inventions
             Agreement between Cadence and Donald G. Tannenbaum (incorporated by reference to Exhibit (c)(12) to the Company's Tender Offer Statement on Schedule 14D-9, dated June 18, 1999).

   (d)     None

   (e)     Not applicable

   (f)     None